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                                             Filed By: Frontstep, Inc.
                                             Pursuant to Rule 425 under the
                                             Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act

                                             Subject Company:  Frontstep, Inc.
                                             Commission File No.:  0-19024

         On November 25, 2002, Frontstep, Inc. issued letters to its customers and business partners regarding the proposed merger (the "Merger") of Frontstep, Inc. with a wholly owned subsidiary of MAPICS, Inc.

         A copy of each of these letters are being filed as Appendix A and B to this filing, and are incorporated herein by reference. A transcript of the communication referenced in each of these letters is being filed as Appendix C.


                                   ***********
                   Additional Information and Where to Find It

         The proposed transaction will be submitted to MAPICS' and Frontstep's shareholders for their consideration, and MAPICS will file with the SEC a registration statement containing the joint proxy statement-prospectus to be used by MAPICS and Frontstep to solicit their respective shareholders' approval of the proposed transaction, as well as other relevant documents concerning the proposed transaction. Shareholders of MAPICS and Frontstep are urged to read the registration statement and the joint proxy statement-prospectus regarding the proposed transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement-prospectus included in the registration statement, as well as other filings containing information about MAPICS and Frontstep, at the SEC's Internet site (http://www.sec.gov).

         Copies of the joint proxy statement-prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement-prospectus can also be obtained, without charge, by directing a request to: Martin D. Avallone, MAPICS, Inc., 1000 Windward Parkway, Suite 100, Alpharetta, Georgia 30005 (678-319-8000).

                   Interests of Certain Persons in the Merger

MAPICS and Frontstep and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of MAPICS and Frontstep in connection with the merger. Information regarding those participants is


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included in the proxy statements for MAPICS' and Frontstep's most recent annual shareholders' meetings, which are available at the SEC's website. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement-prospectus regarding the proposed transaction when it becomes available.

                           Forward Looking Statements

         Statements in this press release or otherwise attributable to the Company regarding the Company's business which are not historical facts, including those regarding benefits associated with the contemplated transaction, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "will," "committed," "plans," "leverage," "potential," "sustain," "strategy," "investing," "expect," "anticipate," "believes" and similar expressions as well as statements regarding the expected amount of special charges and anticipated accretion are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of performance and are inherently subject to risks and uncertainties, none of which can be predicted or anticipated. Future events and actual results, financial or otherwise, could differ materially from those contained herein. Important factors that could cause the actual results to differ materially from the Company's expectations include the ability of the parties to consummate the transaction, including obtaining acceptable financing and other approvals necessary, the ability of the parties to successfully manage and establish relationships with third parties, the ability of the parties to successfully and profitably integrate products and operations, competition in the market for business software in the manufacturing industry, as well as other factors set forth from time to time in the Company's reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to revise or publicly update such forward-looking statements whether as result of new information or otherwise.


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                                                                      Appendix A

[FRONTSTEP LOGO]

November 25, 2002


                         MAPICS TO ACQUIRE FRONTSTEP AND
             CREATE LARGEST GLOBAL MIDRANGE ERP SOLUTIONS PROVIDER


Dear Valued Customer:

I am pleased to announce that Frontstep and MAPICS have announced a definitive agreement whereby MAPICS will acquire Frontstep. This announcement is exciting for the customers, prospects, shareholders, employees and partners of both our organizations.

As you know, the business environment has been very difficult for the past couple of years, and the marketplace in which we operate continues to change. The consolidation of the maturing software industry creates a situation in which, increasingly, larger companies with greater resources will dominate. This compels us to consider how best to protect your investments in our SyteLine suite of products.

This combination of two very seasoned and successful companies creates a financially stable business that has the strength and resources to continue to support our customer base while investing in product advancements.

Frontstep and MAPICS share a common vision, common values, and a strong commitment to helping our customers succeed. Current and future customers will benefit from the proven solutions, manufacturing expertise and employee talent of the combined company. Our unwavering dedication to teamwork and quality will help ensure a seamless transition for all customers.

We would have preferred making this announcement while we were with so many of you at Frontstep Forum, but since that was not possible, I encourage each of you to read the enclosed news release and to view the video message from MAPICS President and CEO Dick Cook and me at www.frontstep.com/mapics .

This transaction will create the largest provider of extended ERP, CRM and supply chain management solutions that is committed exclusively to solving the unique challenges of manufacturers. I am truly excited about the opportunities that lie ahead, and appreciate your continued support.

Sincerely,


/s/ Stephen A. Sasser

Stephen A. Sasser President
and CEO Frontstep, Inc.


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                                                                      Appendix B


Frontstep and MAPICS have signed a definitive agreement whereby MAPICS will acquire Frontstep. The actual closing of this transaction is expected to occur in about 90 days and is subject to normal conditions, including regulatory clearance and approval by MAPICS and Frontstep shareholders. We fully expect to receive approval.

Frontstep has been investigating and pursuing various strategic opportunities for the company for some time. We have evaluated numerous options, and have determined this is the best path to take.

We have been operating in a very difficult business environment and the markets in which we operate continue to change. One of the most definitive market forces is the consolidation of a maturing software industry. As this consolidation continues, it is clear that companies with a greater depth of resources at their disposal will dominate.

Today's announcement takes Frontstep down a prudent path that creates a financially stable business with the strength and resources to continue to support our existing customers, leverage the investments made in Syteline 7 and our extended suite, and provide better career opportunities for many of our employees.

Additionally, a balanced sales channel strategy is a key synergy for the companies. Moving forward, the combined company will benefit from the experience and focus of both direct and indirect channels around the world. Further, you should be encouraged by the fact that MAPICS is very skilled in supporting an indirect partner network.

Through this decision, we have made our destiny a matter of choice, not chance. By combining with MAPICS now, we choose to become a major force in the manufacturing software industry. I'm excited about the future prospects for the combined companies.

Until the transaction is finalized, the Frontstep team will remain focused on our individual goals and objectives. An important element of this is our continued support of you - our Business Partners. Each of us must do our part to maintain business as usual through this interim period until the closing. The successful completion of this opportunity does depend on our continued dedication and professionalism. Today's announcement naturally raises some uncertainties and questions; but it also alleviates others. We respect your concerns, and going forward we will do everything we can to keep you informed.

This morning, we sent correspondence regarding this announcement to our customers. Copies of this communication are attached to this email and can be found at https://secured.frontstep.com/intranet.

Also, Dick Cook (MAPICS president & CEO) and I have collaborated on a customer video that is available at http://www.frontstep.com/mapics. Please refer to these communications, the attached press release and the Business Partner FAQ to learn more.

I urge you to focus on the positive aspects of this announcement and bring a sense of enthusiasm to the opportunities it will create.

Thank you,
Steve Sasser

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                                                                      Appendix C


Transcript of Communications to Customers and Business Partners


Hello, I am Steve Sasser, President and CEO of Frontstep.

Frontstep and MAPICS have announced a definitive agreement whereby MAPICS will acquire Frontstep. This announcement is exciting for the customers, prospects, shareholders, employees and partners of both our organizations.

For more than 20 years, Frontstep has focused on three fundamentals: A dedication to the manufacturing market; a foundation based on ERP; and a commitment to help our customers improve their business.

These fundamentals were recently reinforced at Frontstep Forum. More than one thousand manufacturing customers from around the world came together to work with Frontstep, extend their ERP solutions, and learn more about SyteLine 7.

Like Frontstep, MAPICS has been focused on these same fundamentals for nearly 25 years.

As you know, the business environment has been very difficult, and the marketplace in which we operate continues to change. The consolidation of the maturing software industry creates a situation in which, increasingly, larger companies with greater resources will dominate. When brought together, MAPICS and Frontstep will be stronger than either company alone. By virtue of sheer size and dedicated focus on this market, we will create a better opportunity for our manufacturing customers.

Both companies bring value. MAPICS provides financial strength and stability, as well as a long history of creating solutions on the IBM platform. Frontstep brings a strong product vision and strategy, along with a comprehensive enterprise solution based on the Microsoft .NET platform. Comments received from existing customers, prospective customers, and industry observers validate that we are on the right track with this product strategy. In fact, at Frontstep Forum, more than a hundred of our current customers told us they're ready to take the next step and move forward with SyteLine 7.

Together, Frontstep and MAPICS will be better positioned to provide our combined customer base of more than 10,000 manufacturing sites with the service and support they need. Together, the companies will have greater knowledge and expertise to help manufacturers create real business value. And together, the companies will have the financial strength to continue investing in and delivering extended enterprise solutions for manufacturers.

Now, to share with you some background about MAPICS and his excitement about the opportunity, here is Dick Cook, President and CEO of MAPICS.



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Thank you, Steve. And let me be the first within MAPICS to say "Wow!" What an opportunity this is. Like Steve, I am very excited about bringing Frontstep and MAPICS together as the leading solution provider focused exclusively on solving problems for manufacturers around the world. Many of you may already know something about MAPICS. But I'd like to share with you a few of our most recent news items.

First, we are extremely well-positioned financially. Despite the difficult economic times we've all faced, we've generated six consecutive quarters of operating profit. MAPICS generated $31M in cash from operations last year. We were also able to pay down nearly $20M of our debt and ended the year debt-free, with almost $24M in cash.

We have entered into strong partnership arrangements with IBM and with Microsoft to make sure we have access to the latest technology for our customers. We launched a number of new or upgraded solutions across our entire suite of offerings during the last year - all designed to solve business problems for manufacturers. And we refocused our organization around delivery of solutions to help customers become world-class manufacturers, those who achieve best-in-class performance even in tough economic times.

We view the SyteLine suite as a powerful addition to the MAPICS solution line-up. We intend to aggressively pursue the continued advancement of SyteLine solutions within the new MAPICS. Let me say that again: we intend to aggressively develop SyteLine solutions going forward.

Most importantly, MAPICS has an unshakable commitment to providing world-class customer support. It's evident in the programs we've created, the attitude and actions of our employees and in the reputation we've earned throughout the industry. Analysts have ranked us best in the industry for it. And I'm personally committed to maintaining that level of support. The resources of the combined organization will provide the market strength to ensure that support continues on behalf of ALL MAPICS and Frontstep customers.

The acquisition is not complete, but it does have the full support of both companies and their boards. We expect to have shareholder and regulatory approvals within the next 90 days.

We have much to do during that time as we begin the integration planning process. We may not have all the answers today as to what the new MAPICS will look like. But I can tell you this: it will be a strong organization, managed by a team built from the best resources of the MAPICS and Frontstep organizations, and focused exclusively on providing world-class solutions to manufacturers.

So, in closing, we're excited about having you as a customer, and look forward to helping you with your success.





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